
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714


06015551


SEC MAIL
RECEIVED
PROCESSING
JUL 27 2006
WASH. D.C.
213
SECTION

July 18, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued July 18, 2006 with an accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Encl.



NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Huckleberry Mine Extends Life

Vancouver (July 18, 2006) - **Imperial Metals Corporation (III-TSX)** announces that the Board of Directors of Huckleberry Mines Ltd. has approved management's recommendation to proceed with the extension of the Main Zone Pit subject to government approvals. The required approvals are expected to be received this summer.

Management is continuing to refine the Main Zone Extension details to be included in a revised long-term plan which is due in October. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010.

The mine design and the above estimates have been prepared under the supervision of Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who is designated as the Qualified Person for this purpose.

Higher copper prices are a major factor in making the pit expansion economically feasible. Huckleberry plans to continue exploring in the immediate area with the hope of finding additional reserves. Huckleberry is optimistic that further exploration will discover additional sources of mill feed in the area.

Imperial owns 50% of Huckleberry Mines Ltd. The mine is located approximately 123 kilometres southwest of Houston, British Columbia. The property consists of a mining lease covering over 1,900 hectares and two mineral tenures encompassing approximately 2,183 hectares.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

July 18, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on July 18, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that the Board of Directors of Huckleberry Mines Ltd. has approved management's recommendation to proceed with the extension of the Main Zone Pit, subject to government approvals. The required approvals are expected to be received this summer.

Item 5. Full Description of Material Change

The Issuer announced that the Board of Directors of Huckleberry Mines Ltd. has approved management's recommendation to proceed with the extension of the Main Zone Pit, subject to government approvals. The required approvals are expected to be received this summer.

Management is continuing to refine the Main Zone Extension details to be included in a revised long-term plan which is due in October. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010.

The mine design and the above estimates have been prepared under the supervision of Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who is designated as the Qualified Person for this purpose.

Higher copper prices are a major factor in making the pit expansion economically feasible. Huckleberry plans to continue exploring in the immediate area with the hope of finding additional reserves. Huckleberry is optimistic that further exploration will discover additional sources of mill feed in the area.

Imperial owns 50% of Huckleberry Mines Ltd. The mine is located approximately 123 kilometres southwest of Houston, British Columbia. The property consists of a mining lease covering over 1,900 hectares and two mineral tenures encompassing approximately 2,183 hectares.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated July 18, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Huckleberry Mine Extends Life

Vancouver (July 18, 2006) - **Imperial Metals Corporation (III-TSX)** announces that the Board of Directors of Huckleberry Mines Ltd. has approved management's recommendation to proceed with the extension of the Main Zone Pit subject to government approvals. The required approvals are expected to be received this summer.

Management is continuing to refine the Main Zone Extension details to be included in a revised long-term plan which is due in October. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010.

The mine design and the above estimates have been prepared under the supervision of Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who is designated as the Qualified Person for this purpose.

Higher copper prices are a major factor in making the pit expansion economically feasible. Huckleberry plans to continue exploring in the immediate area with the hope of finding additional reserves. Huckleberry is optimistic that further exploration will discover additional sources of mill feed in the area.

Imperial owns 50% of Huckleberry Mines Ltd. The mine is located approximately 123 kilometres southwest of Houston, British Columbia. The property consists of a mining lease covering over 1,900 hectares and two mineral tenures encompassing approximately 2,183 hectares.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com